# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hess Midstream LP, CIK 0001789832
CUSIP: 428103105
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Date of event which requires filing of this statement: 05/09/2025
Filed by CIK 0002052113
Persons authorized to receive notices and communications: Julie Ashworth, BlackRock, Inc., 50 Hudson Yard, New York, New York (NY), 10001, (212) 810-5800

## Reporting persons
- BlackRock Portfolio Management LLC (CIK 0002052113): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 15,618,875; shared voting power 0; sole dispositive power 15,618,875; shared dispositive power 0; aggregate amount beneficially owned 15,618,875 (11.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: Hess Midstream LP
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Comment: This Amendment No. 5 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on January 30, 2025 (as amended, the "Schedule 13D"), relating to the Class A Shares representing limited partner interests (the "Class A Shares") of Hess Midstream LP, a Delaware limited partnership (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On May 8, 2025, a Reporting Advisory Subsidiary, in its capacity as an investment advisor to certain client accounts, bought 120 Class A Shares at a price of $37.07 per share. As a result, BPM has been designated authority to file this Amendment No. 5 with respect to a total of 147,358 Class A Shares beneficially owned by the Reporting Advisory Subsidiaries, which were acquired for an aggregate purchase price of $5,914,977. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of the Reporting Advisory Subsidiaries. Transactions made for investment purposes in the ordinary course of business of the Reporting Advisory Subsidiaries are undertaken solely for the benefit of the applicable client account and are independent from the strategic relationship with and investment in the Issuer made by the GIP Entities for their own accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

May 2025 Repurchase Transaction

On May 9, 2025, pursuant to the previously disclosed May 2025 Repurchase Agreement, the May 2025 Repurchase Transaction closed, pursuant to which HESM Opco purchased from Hess Investments and Blue Holding 2,038,956 and 3,112,886 Opco Class B Units, respectively, for an aggregate purchase price of approximately $190 million, or $36.88 per unit. Pursuant to the terms of the May 2025 Repurchase Agreement, HESM Opco cancelled the Repurchased Units, and the Issuer cancelled, for no consideration, an equal number of Class B Shares held by Hess Investments and Blue Holding, respectively, in accordance with Section 5.5(e) of the Amended Opco Partnership Agreement.

Class B Share Distribution Agreement

In connection with the May 2025 Repurchase Transaction, on May 9, 2025, New HESM GP LP, New HESM GP LLC, HIP GP LLC, Hess Investments and Blue Holding, L.P. entered into a distribution agreement (the "May 2025 Distribution Agreement") pursuant to which New HESM GP LP distributed 6,225,772 Class B Shares to HIP GP LLC. HIP GP LLC then immediately distributed 3,112,886 Class B Shares to each of Hess Investments and Blue Holding.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover page to this Schedule 13D is incorporated by reference into this Item 5.

The beneficial ownership set forth herein is based on 116,588,803 Class A Shares outstanding as of May 9, 2025 plus 14,573,517 Class B units beneficially owned by the GIP Entities and convertible at any time into Class A Shares on a one-to-one basis.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page to this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as described in this Amendment No. 5, there have been no transactions in the Class A Shares or Opco Class B Units since Amendment No. 4.
Other persons with the right to receive dividends or sale proceeds: Except for investment advisory clients of the Reporting Business Units, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Shares, no other person is known by BPM to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Shares that may be beneficially owned by the Reporting Business Units.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- BlackRock Portfolio Management LLC: /s/ Julie Ashworth, Julie Ashworth, Attorney-in-Fact (05/12/2025)